Exhibit 99.8

CONSENT OF B. DELANEY

In connection with the registration statement of Avalon Rare Metals Inc. (the “Company”) on Form F-10 (No. 333-173669), and any amendments thereto and any registration statements filed pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the “Registration Statement”), I, the undersigned hereby consent to references to my name and to my involvement in the preparation of a technical report entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011 (the “Technical Report”) in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Report in the Registration Statement.

/s/ Brian Delaney

By: Brian Delaney, P.Eng.
Title: Senior Project Manager, Avalon Rare Metals Inc.

Date: July 26, 2011